ARCHERDX, INC.

2477 55th Street, Suite 202

Boulder, Colorado 80301

December 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Julia Griffith

J. Nolan McWilliams

RE:	ArcherDX, Inc.

Withdrawal of Registration Statement on Form S-1

File No. 333-238993

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ArcherDX, Inc., now known as ArcherDX, LLC (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form S-1 (File No. 333-238993) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on June 5, 2020.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

We further hereby request, pursuant to Rule 418 promulgated under the Securities Act, that any supplemental materials transmitted to the Commission by the Registrant, be returned to the Registrant or destroyed promptly by the staff. If returned, the supplemental materials may be returned to Cooley LLP, Attention: Brent D. Fassett, the Registrant’s responsible representative, at 380 Interlocken Crescent, Suite 900, Broomfield, Colorado 80021.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by Invitae Corporation, the Registrant’s parent company.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant or Brent D. Fassett of Cooley LLP at (720) 566-4025.

Sincerely,

ArcherDX, LLC

By:	/s/ Sean E. George
Name:	Sean E. George
Title:	Chief Executive Officer

cc:	Benjamin Carver, ArcherDX, LLC

Brent D. Fassett, Cooley LLP